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___________________________________
                                                 :
         IN THE MATTER OF                        :
                                                 :
ALLEGHENY POWER SYSTEM, INC. et. al.             :
                                                 :    CERTIFICATE
         File No. 70-8411                        :    PURSUANT TO RULE 24
                                                 :    FOR THE QUARTER ENDED
     (Public Utility Holding                     :    DECEMBER 31, 1996
      Company Act of 1935)                       :
___________________________________              :




           As of December 31, 1996, Allegheny Power System, Inc. ("APS") has made capital contributions to AYP Capital, Inc. ("AYP Capital") and its subsidiaries totaling $31,204,677. See attached consolidated financial statements for the year ended December 31, 1996. During the fourth quarter of 1996, AYP Capital performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to APS's core business. Other specific activities performed by AYP Capital during the fourth quarter of 1996 are shown below.

I.      Description of Activities

        A.   Consulting and Engineering Services

             AYP Capital provided engineering, consulting, procurement and construction services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

        B.   Energy Management Services - APS Cogenex

             As previously reported, AYP Capital and EUA-Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex. Pending resolution of outstanding jobs, the APS Cogenex joint venture continues to exist.

             AYP Capital developed energy management products and services to be offered to customers in and around the service territory of its affiliates.

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        C.   EWGs and FUCOs

             AYP Capital, through the Latin American Energy and Electricity Fund I, L.P. ("FondElec"), a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments were
             made in the fourth quarter.   As of  the end of the
             fourth quarter of 1996, AYP Capital has invested $1,667,477 in Fondelec.

             AYP Energy, AYP Capital's wholly owned subsidiary, received all necessary approvals to acquire Duquesne Light Company's 50% interest in Unit No. 1 of the Ft. Martin Power Station in West Virginia. AYP Energy has been certified as an exempt wholesale generator by the Federal Energy Regulatory Commission and has been granted authority to sell power at market based rates. AYP Energy closed on the acquisition of Duquesne Light's interest in Ft. Martin on October 31, 1996. AYP Energy has commenced power marketing activity.


        D.   Real Estate Activities

             No new activities.

        E.  Insider Heat Pump Distributorship

             AYP Capital filed a U-1 requesting authority to sell and market heat pumps. It performed preliminary development activities to investigate the feasibility of becoming a distributor.

        F.   Appliance Warranties/Power Quality Devices

             AYP Capital filed a U-1 requesting authority to engage in the sale and marketing of appliance warranties and power quality devices.



II. Guarantees or assumption of liabilities by APS on behalf of AYP Capital or its subsidiaries

        APS provided a Support Agreement with AYP Energy in the amount of in connection with AYP Energy's acquisition of

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        an EWG as described above.  This Support Agreement was
        given in connection with the financing of that acquisition.



III.    Services Provided by AYP Capital to Associate Companies

        AYP Capital did not provide any services to associate companies during the fourth quarter of 1996.



IV.     Factoring Activities

        AYP Capital did not perform any activities associated with the factoring of accounts receivables.


                                            ALLEGHENY POWER SYSTEM, INC.


                                           By   /s/ Thomas K. Henderson
                                                 Thomas K. Henderson
                                                 Vice President




                                            AYP CAPITAL, INC.




                                            By  /s/ Thomas K. Henderson
                                                 Thomas K. Henderson
                                                 Counsel



Dated: February 28, 1997



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